UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on January 30, 2012 (File No. 333-179244), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1	Press Release Dated October 23, 2012: Costamare Inc. Reports Results for Third Quarter and Nine-Month Period ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 23, 2012

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THIRD QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2012

Athens, Greece, October 23, 2012 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the third quarter and nine months ended September 30, 2012.

Financial Highlights

•

Voyage revenues of $94.9 million and $291.0 million for the three and the nine months ended September 30, 2012, respectively.

•

Voyage revenues adjusted on a cash basis of $97.8 million and $294.9 million for the three and the nine months ended September 30, 2012, respectively.

•

Adjusted EBITDA of $62.5 million and $190.6 million for the three and the nine months ended September 30, 2012, respectively.

•

Net income of $12.5 million or $0.18 per share and $58.2 million or $0.89 per share for the three and the nine months ended September 30, 2012, respectively.

•

Adjusted net income of $20.9 million or $0.31 per share and $67.7 million or $1.03 per share for the three and nine months ended September 30, 2012, respectively.

New Business Developments

•

The Company purchased the 1997-built, 2,458 TEU container vessel Messini (ex. Pembroke) for $6.8 million. The vessel was delivered on August 2, 2012. The acquisition was entirely financed with cash on hand. The Company also entered into a charter agreement with Evergreen for a period of approximately 18 months at a daily rate of $8,100. The vessel was delivered to her charterers on September 24, 2012.

•

The Company has agreed to charter the 1992-built, 3,351 TEU container vessel Konstantina to Evergreen for a period of approximately one year at a daily rate of $7,550. The vessel is expected to be delivered to her charterers on October 29, 2012.

•

On August 8, 2012, we took delivery of the 2001-built, 1,078 TEU containership Stadt Luebeck. The vessel was purchased from an insolvency administrator for a purchase price of $11.3 million. The acquisition was funded entirely out of bank financing provided by an existing lender to the Company. The vessel is currently chartered to CMA CGM. We have entered into an agreement, subject to final documentation, to extend the time charter agreement with CMA CGM from October 23, 2012 for a further period of a minimum of six months and a maximum of 10 months at a daily rate of $6,200. The charterer has a unilateral option to extend the charter for a period of an additional six months after the initial period at a daily rate of $8,500.

•

The Company has entered into an agreement, subject to final documentation, to extend the time charter agreement with Sea Consortium for the 1991-built, 3,351 TEU containership Karmen, from October 1, 2012 for a minimum of four months and a maximum of nine months, at a daily rate of $7,000.

•

The Company sold the 1991-built, 1,068 TEU containership Horizon for demolition for a sale price of approximately $3.7 million. The vessel was delivered to its buyers on September 21, 2012. The sale of the Horizon resulted in a book loss of $7.1 million.

•

The Company has entered into an agreement, subject to final documentation, to charter the 1996-built, 1,504 TEU containership Prosper with Sinokor for a minimum of one month and a maximum of four months, at a daily rate of $5,750. The vessel is expected to be delivered to its Charterers on October 24, 2012.

Follow-On Offering

•

On October 19, 2012, the Company completed a follow-on public offering of 7.0 million shares of its common stock at $14.00 per share. The gross proceeds from the offering before the underwriting discount and other offering expenses were $98.0 million. Members of the Konstantakopoulos family, who in the aggregate own a majority of the common stock of the Company, purchased 700,000 shares in the offering. We plan to use the net proceeds of this offering for capital expenditures, including vessel acquisitions, and for other general corporate purposes, which may include repayments of indebtedness.

Dividend Announcements

•

On October 5, 2012, the Company declared a dividend for the third quarter ended September 30, 2012, of $0.27 per share, payable on November 6, 2012 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on October 22, 2012. This will be the Company’s eighth consecutive quarterly dividend since it commenced trading on the New York Stock Exchange.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the third quarter of the year, the Company continued to deliver positive results.

In August we accepted delivery of two second hand vessels, which were acquired through distressed sales. Both vessels have been subsequently chartered for periods ranging between 6 and 18 months. As part of our fleet renewal process we have sold for demolition a 1,068 TEU 1991-built ship.

In a challenging market we have fixed all the vessels that were coming out of charter during the remainder of the year; at the same time we have minimized our rechartering risk. The charters for the vessels opening in 2013 and 2014 account for approximately 4% and 3% of our 2013 and 2014 contracted revenues respectively.

On October 5th we declared a dividend for the third quarter of $ 0.27 per share. Consistent with our dividend policy, we continue to offer an attractive dividend, which we consider to be sustainable based on the size of our contracted cash flows, the quality of our charterers and the prudent amortization of our debt.

Finally on October 19th, we closed the offering of 7 million shares of common stock that was priced at $ 14 per share. Members of the founding family have purchased 700,000 shares in the offering. In today’s environment the Company has a strong cash position coupled with low leverage and unencumbered assets.

We believe that going forward we are well positioned to pursue new business opportunities in a market environment that favors well capitalized players.”

Financial Summary

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2011	2012	2011	2012
(Unaudited)

Voyage revenue	$ 280,165	$290,962	$ 99,886	$94,886
Accrued charter revenue (1)	$ 23,218	$ 3,909	$ 7,776	$ 2,924
Voyage revenue adjusted on a cash basis (2)	$ 303,383	$ 294,871	$ 107,662	$ 97,810

Adjusted EBITDA (3)	$ 199,998	$ 190,587	$ 72,891	$ 62,475

Adjusted Net Income (3)	$ 80,168	$ 67,721	$ 30,914	$ 20,947
Weighted Average number of shares	60,300,000	65,582,847	60,300,000	67,800,000
Adjusted Earnings per share (3)	$ 1.33	$ 1.03	$ 0.51	$ 0.31

EBITDA (3)	$ 181,340	$ 181,064	$ 59,368	$ 54,045
Net Income	$ 61,510	$ 58,198	$ 17,391	$ 12,517
Weighted Average number of shares	60,300,000	65,582,847	60,300,000	67,800,000
Earnings per share	$ 1.02	$ 0.89	$ 0.29	$ 0.18

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.

 (3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the nine-month and three-month periods ended September 30, 2012 and September 30, 2011. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2011	2012	2011	2012
	(Unaudited)
Net Income	$61,510	$58,198	$17,391	$12,517
Accrued charter revenue	23,218	3,909	7,776	2,924
(Gain)/ Loss on sale/disposal of vessels	(10,771)	4,296	-	5,599
Realized (Gain) Loss on Euro/USD forward contracts	(1,566)	997	(764)	265
Loss on derivative instruments	6,580	321	6,511	(358)
Initial purchases of consumable stores for newly acquired vessels	1,197	-	-	-

Adjusted Net income	$80,168	$67,721	$30,914	$20,947
Adjusted Earnings per Share	$1.33	$1.03	$0.51	$0.31
Weighted average number of shares	60,300,000	65,582,847	60,300,000	67,800,000

Adjusted Net income and Adjusted Earnings per Share represent net income before gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain)/loss on Euro/USD forward contracts and the cash of partial purchases of consumable stores for newly acquired vessels. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to Adjusted EBITDA

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars)	2011	2012	2011	2012
	(Unaudited)

Net Income	$61,510	$58,198	$17,391	$12,517
Interest and finance costs	55,953	57,840	19,847	19,603
Interest income	(354)	(1,173)	(45)	(457)
Depreciation	58,092	60,182	20,079	20,301
Amortization of dry-docking and special survey costs	6,139	6,017	2,096	2,081
EBITDA	181,340	181,064	59,368	54,045
Accrued charter revenue	23,218	3,909	7,776	2,924
(Gain)/ Loss on sale/disposal of vessels	(10,771)	4,296	-	5,599
Realized (Gain) Loss on Euro/USD forward contracts	(1,566)	997	(764)	265
Loss on derivative instruments	6,580	321	6,511	(358)
Initial purchases of consumable stores for newly acquired vessels	1,197	-	-	-
Adjusted EBITDA	$199,998	$190,587	$72,891	$62,475

EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking & special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking & special survey costs, gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain)/loss on Euro/USD forward contracts and the cash of partial purchases of consumable stores for newly acquired vessels. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.

Results of Operations

Three-month period ended September 30, 2012 compared to the three-month period ended September 30, 2011

During the three-month periods ended September 30, 2012 and 2011, we had an average of 47.1 and 48.5 vessels, respectively, in our fleet. In the three-month period ended September 30, 2012, we accepted delivery of the secondhand vessels Stadt Luebeck and Messini with an aggregate TEU capacity of 3,536 and we sold the second-hand vessel Horizon for scrap with a TEU capacity of 1,068.  In the three-month period ended September 30, 2011, we acquired the secondhand vessel MSC Romanos with a TEU capacity of 5,060. In the three-month period ended September 30, 2012 and 2011 our fleet ownership days totaled 4,337 and 4,460 days, respectively. Ownership days are the primary driver of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,		Change	Percentage Change
	2011	2012

Voyage revenue	$99.9	$94.9	$(5.0)	(5.0%)
Voyage expenses	(0.8)	(1.7)	0.9	112.5%
Voyage expenses – related parties	(0.8)	(0.7)	(0.1)	(12.5%)
Vessels operating expenses	(27.6)	(28.3)	0.7	2.5%
General and administrative expenses	(1.1)	(1.0)	(0.1)	(9.1%)
Management fees – related parties	(3.8)	(3.8)	-	-
Amortization of dry-docking and special survey costs	(2.1)	(2.1)	-	-
Depreciation	(20.1)	(20.3)	0.2	1.0%
Gain (loss) on sale of vessels	-	(5.6)	5.6	100.0%
Foreign exchange gains / (losses)	(0.1)	(0.1)	-	-
Interest income	0.1	0.4	0.3	300.0%
Interest and finance costs	(19.8)	(19.6)	(0.2)	(1.0%)
Other	0.1	-	(0.1)	(100.0%)
Gain (loss) on derivative instruments	(6.5)	0.4	$6.9	106.2%
Net Income	$17.4	$12.5	(4.9)	(28.2%)

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,		Change	Percentage Change
	2011	2012

Voyage revenue	$99.9	$94.9	$(5.0)	(5.0%)
Accrued charter revenue	7.8	2.9	(4.9)	(62.8%)
Voyage revenue adjusted on a cash basis	$107.7	97.8	$(9.9)	(9.2%)

Fleet operational data	Three-month period ended September 30,			Percentage Change
	2011	2012	Change

Average number of vessels	48.5	47.1	(1.4)	(2.9%)
Ownership days	4,460	4,337	(123)	(2.8%)
Number of vessels underwent dry-dock during the periods	-	4	4

Voyage Revenue

Voyage revenue decreased by 5.0%, or $5.0 million, to $94.9 million during the three-month period ended September 30, 2012, from $99.9 million during the three-month period ended September 30, 2011. The decrease in Voyage revenues is mainly due to decreased ownership days of our fleet by 2.8% during the three-month period ended September 30, 2012 compared to the three month period ended September 30, 2011. Voyage revenues adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 9.2%, or $9.9 million, to $97.8 million during the three-month period ended September 30, 2012, from $107.7 million during the three-month period ended September 30, 2011. The decrease is mainly attributable to the decreased ownership days of our fleet and the decreased charter hire received in accordance with certain escalation clauses of our charters during the three-month period ended September 30, 2012 compared to the three-month period ended September 30, 2011.

Voyage Expenses

Voyage expenses increased by 112.5%, or $0.9 million, to $1.7 million during the three-month period ended September 30, 2012, from $0.8 million during the three-month period ended September 30, 2011. The increase was primarily attributable to the off-hire expenses, mainly relating to bunkers consumption of the four vessels that were dry-docked during the three-month period ended September 30, 2012 and of one of our vessels on her way to the shipyard for dry-docking that commenced early October 2012; partly offset by the decreased third party commissions charged to us in the three-month period September 30, 2012 compared to the three-month period ended September 30, 2011.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.7 million during the three-month period ended September 30, 2012 and in the amount of $0.8 million during the three-month period ended September 30, 2011 represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (initial public offering completion date).

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 2.5%, or $0.7 million, to $28.3 million during the three-month period ended September 30, 2012, from $27.6 million during the three-month period ended September 30, 2011. The increase is partly attributable to the increase of the average vessel size of the fleet during the three-month period ended September 30, 2012 compared to the same period of 2011; partly offset by the decreased ownership days of our fleet during the three-month period ended September 30, 2012 compared to the same period of 2011.

General and Administrative Expenses

General and administrative expenses decreased by 9.1%, or $0.1 million, to $1.0 million during the three-month period ended September 30, 2012, from $1.1 million during the three-month period ended September 30, 2011.  The decrease in the three-month period ended September 30, 2012 was mainly attributable to decreased public-company related expenses charged to us compared to the three-month period ended September 30, 2011. Furthermore, general and administrative expenses for the three-month period ended September 30, 2012 and 2011 include $0.25 million for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010.

Management Fees – related parties

Management fees paid to our managers were $3.8 million during the three-month period ended September 30, 2012 and for the three-month period ended September 30, 2011.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $2.1 million for the three-month period ended September 30, 2012 and for the three-month period ended September 30, 2011. During the three-month period ended September 30, 2012 and 2011 four vessels and no vessels underwent their special survey, respectively.

Depreciation

Depreciation expense increased by 1.0%, or $0.2 million, to $20.3 million during the three-month period ended September 30, 2012, from $20.1 million during the three-month period ended September 30, 2011. The increase was primarily attributable to the depreciation expense charged for the two vessels that were delivered to us during the three-month period ended September 30, 2012 partly offset by the depreciation expense not charged following the sale of one vessel during the three-month period ended September 30, 2012.

Loss on Sale of Vessels

In the three-month period ended September 30, 2012, we recorded a net loss of $5.6 million from the sale of the vessel Horizon (including the effect of the partial reversal of a provision recorded in 2011 for costs associated with the grounding of the vessel Rena). In the three-month period ended September 30, 2011, no vessels were sold.

Foreign Exchange Gains / (Losses)

Foreign exchange losses were $0.1 during the three-month period ended September 30, 2012, and during the three-month period ended September 30, 2011.

Interest Income

During the three-month period ended September 30, 2012, interest income increased by 300.0%, or $0.3 million, to $0.4 million, from $0.1 million during the three-month period ended September 30, 2011.  The change in interest income was mainly due to the increased cash deposits in interest bearing accounts during the three-month period ended September 30, 2012, compared to the three month-period ended September 30, 2011, which resulted from the increased average cash balance during the three-month period ended September 30, 2012, compared to the three-month period ended September 30, 2011.

Interest and Finance Costs

Interest and finance costs decreased by 1.0%, or $0.2 million, to $19.6 million during the three-month period ended September 30, 2012, from $19.8 million during the three-month period ended September 30, 2011. The decrease is partly attributable to decreased financing costs and commitment fees charged to us mainly in relation to new credit facilities we entered into, in connection with our new building program; partly offset by the capitalized interest in relation to our new-building program.

Gain (Loss) on Derivative Instruments

The fair value of our 28 interest rate derivative instruments which were outstanding as of September 30, 2012, equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2012, the fair value of these 28 interest rate derivative instruments in aggregate amounted to a liability of $192.8 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at September 30, 2012, qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Comprehensive loss”.  For the three-month period ended September 30, 2012, a loss of $9.4 million has been included in “Comprehensive loss” and a loss of $0.05 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended September 30, 2012.

Cash Flows

Three-month period ended September 30, 2012 and September 30, 2011

Condensed cash flows	Three-month period ended September 30,
(Expressed in millions of U.S. dollars)	2011	2012
Net Cash Provided by Operating Activities	$ 51.3	$ 39.4
Net Cash Used in Investing Activities	($ 61.1)	($ 55.3)
Net Cash Provided by (Used in) Financing Activities	$ 10.7	($ 8.6)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended September 30, 2012, decreased by $11.9 million to $39.4 million, compared to $51.3 million for the three-month period ended September 30, 2011. The decrease was primarily attributable to (a) the decreased cash from operations of $9.9 million deriving from escalating charter rates and (b) the increased dry-docking payments of $4.0 million; partly offset by the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $2.9 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $55.3 million in the three-month period ended September 30, 2012, which consists of (a) $39.9 million advance payments for the construction and purchase of four newbuild vessels, (b) $18.8 million in payments for the acquisition of two secondhand vessels and (c) $3.4 million we received from the sale of one vessel.

Net cash used in investing activities was $61.1 million in the three-month period ended September 30, 2011, which primarily consists of (a) $55.0 million payments for the purchase of MSC Romanos, (b) $6.0 million advance payment for the acquisition of MSC Viviana delivered to us in the fourth quarter of 2011 and (c) $1.8 million in aggregate advance payments we received for the sale of two vessels delivered to their new owners in the fourth quarter of 2011.

Net Cash Provided By (Used in) Financing Activities

Net cash used in financing activities was $8.6 million in the three-month period ended September 30, 2012, which mainly consists of (a) $39.1 million of indebtedness that we repaid, (b) $41.9 million we drew down from three of our credit facilities and (c) $18.3 million we paid for dividends to our stockholders for the second quarter of the year 2012.

Net cash provided by financing activities was $10.7 million in the three-month period ended September 30, 2011, which mainly consists of (a) $34.6 million of indebtedness that we repaid, (b) $61.4 million we drew down from two of our credit facilities and (c) $15.1 million we paid for dividends to our stockholders for the second quarter of the year 2011.

Results of Operations

Nine-month period ended September 30, 2012 compared to the nine-month period ended September 30, 2011

During the nine-month periods ended September 30, 2012 and 2011, we had an average of 46.7 and 47.6 vessels, respectively, in our fleet. In the nine-month period ended September 30, 2012, we accepted delivery of five secondhand vessels MSC Ulsan, Koroni, Kyparissia, Stadt Luebeck and Messini with an aggregate TEU capacity of 15,352, and we sold four vessels Gather, Gifted, Genius I and Horizon with an aggregate TEU capacity of 9,834.  In the nine-month period ended September 30, 2011, we accepted delivery of nine secondhand vessels MSC Pylos, Zagora, Marina, Prosper, Konstantina, MSC Sierra II, MSC Namibia II, MSC Sudan II and MSC Romanos with an aggregate TEU capacity of 22,518 and we sold three second-hand vessels MSC Sierra, MSC Namibia and MSC Sudan with an aggregate TEU capacity of 4,914. In the nine-month periods ended September 30, 2012 and 2011, our fleet ownership days totaled 12,789 and 12,991 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Nine-month period ended September 30,		Change	Percentage Change
	2011	2012

Voyage revenue	$280.2	$291.0	$10.8	3.9%
Voyage expenses	(3.3)	(4.0)	0.7	21.2%
Voyage expenses – related parties	(2.1)	(2.2)	0.1	4.8%
Vessels operating expenses	(83.3)	(84.7)	1.4	1.7%
General and administrative expenses	(3.7)	(3.1)	(0.6)	(16.2%)
Management fees – related parties	(11.3)	(11.4)	0.1	0.9%
Amortization of dry-docking and special survey costs	(6.1)	(6.0)	(0.1)	(1.6%)
Depreciation	(58.1)	(60.2)	2.1	3.6%
Gain (Loss) on sale/disposal of vessels	10.8	(4.3)	(15.1)	(139.8%)
Foreign exchange gains/ (losses)	-	0.2	0.2	100.0%
Interest income	0.4	1.1	0.7	175.0%
Interest and finance costs	(56.0)	(57.8)	1.8	3.2%
Other	0.6	(0.1)	(0.7)	(116.7%)
Gain (Loss) on derivative instruments	(6.6)	(0.3)	$(6.3)	(95.5%)
Net Income	$61.5	$58.2	(3.3)	(5.4%)

(Expressed in millions of U.S. dollars, except percentages)	Nine-month period ended September 30,		Change	Percentage Change
	2011	2012

Voyage revenue	$280.2	$291.0	$10.8	3.9%
Accrued charter revenue	23.2	3.9	(19.3)	(83.2%)
Voyage revenue adjusted on a cash basis	$303.4	$294.9	$(8.5)	(2.8%)

Fleet operational data	Nine-month period ended September 30,			Percentage Change
	2011	2012	Change

Average number of vessels	47.6	46.7	(0.9)	(1.9%)
Ownership days	12,991	12,789	(202)	(1.6%)
Number of vessels under dry-docking	8	6	(2)	-

Voyage Revenue

Voyage revenue increased by 3.9%, or $10.8 million, to $291.0 million during the nine-month period ended September 30, 2012, from $280.2 million during the nine-month period ended September 30, 2011. Ownership days decreased by 1.6% or 202 days to 12,789 days during the nine-month period ended September 30, 2012, from 12,991 days during the nine-month period ended September 30, 2011.  The increase in Voyage revenues is mainly due to the fact that larger vessels, chartered on average at higher rates, were employed by the Company during the nine-month period ended September 30, 2012, compared to the nine-month period ended September 30, 2011. Voyage revenues adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 2.8%, or $8.5 million, to $294.9 million during the nine-month period ended September 30, 2012, from $303.4 million during the nine-month period ended September 30, 2011. The decrease is attributable to decreased charter hire received in accordance with certain escalation clauses of our charters during the nine-month period ended September 30, 2012, compared to the nine-month period ended September 30, 2011; partly offset by the fact that larger vessels, chartered on average at higher rates, were employed by the Company during the nine-month period ended September 30, 2012, compared to the nine-month period ended September 30, 2011.

Voyage Expenses

Voyage expenses increased by 21.2%, or $0.7 million, to $4.0 million during the nine-month period ended September 30, 2012 from $3.3 million during the nine-month period ended September 30, 2011. The increase was primarily attributable to the increased off-hire expenses of our fleet, mainly bunkers consumption; partly offset by the decreased third party commissions charged to us during the nine-month period ended September 30, 2012, compared to the nine-month period ended September 30, 2011.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $2.2 million during the nine-month period ended September 30, 2012, and in the amount of $2.1 million during the nine-month period ended September 30, 2011, represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (initial public offering completion date).

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain or loss under derivative contracts entered into in relation to foreign currency exposure, increased by 1.7%, or $1.4 million, to $84.7 million during the nine-month period ended September 30, 2012, from $83.3 million during the nine-month period ended September 30, 2011. The increase is partly attributable to the increase of the average vessel size of the fleet during the nine-month period ended September 30, 2012 compared to the same period of 2011; partly offset by the decreased ownership days of our fleet during the nine-month period ended September 30, 2012, compared to the same period of 2011.

General and Administrative Expenses

General and administrative expenses decreased by 16.2%, or $0.6 million, to $3.1 million during the nine-month period ended September 30, 2012, from $3.7 million during the nine-month period ended September 30, 2011.  The decrease in the nine-month period ended September 30, 2012, was mainly attributable to decreased public-company related expenses charged to us compared to the nine-month period ended September 30, 2011. Furthermore, general and administrative expenses for the nine-month periods ended September 30, 2012 and September 30, 2011 include $0.75 million, respectively, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (initial public offering completion date).

Management Fees – related parties

Management fees paid to our managers increased by 0.9%, or $0.1 million, to $11.4 million during the nine-month period ended September 30, 2012, from $11.3 million during the nine-month period ended September 30, 2011.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the nine-month periods ended September 30, 2012 and 2011 was $6.0 million and $6.1 million, respectively. During the nine-month periods ended September 30, 2012 and 2011, 6 vessels and 8 vessels, respectively, underwent their special survey.

Depreciation

Depreciation expense increased by 3.6%, or $2.1 million, to $60.2 million during the nine-month period ended September 30, 2012, from $58.1 million during the nine-month period ended September 30, 2011. The increase was primarily attributable to the depreciation expense charged for the one containership that was delivered to us during the three-month period ended December 31, 2011 and to the five containerships delivered to us during the nine-month period ended September 30, 2012, partly offset by the depreciation expense not charged relating to the eight vessels sold or disposed of during the three-month period ended December 31, 2011 and the nine-month period ended September 30, 2012.

Gain / (Loss) on Sale of Vessels

During the nine-month period ended September 30, 2012, we recorded a net loss of $4.3 million mainly from the sale of four vessels (including the effect of the partial reversal of a provision recorded in 2011 for costs associated with the grounding of the vessel Rena). During the nine-month period ended September 30, 2011, we recorded a gain of $10.8 million from the sale of three vessels.

Foreign Exchange Gains

Foreign exchange gains amounted to $0.2 million and $0 during the nine-month periods ended September 30, 2012 and 2011, respectively.

Interest Income

During the nine-month periods ended September 30, 2012 and September 30, 2011, interest income was $1.1 million and $0.4 million, respectively. The change in interest income was mainly due to the increased cash deposits in interest bearing accounts during the nine-month period ended September 30, 2012, compared to the nine-month-period ended September 30, 2011, which resulted from the increased average cash balance during the nine-month period ended September 30, 2012 compared to the nine-month period ended September 30, 2011.

Interest and Finance Costs

Interest and finance costs increased by 3.2%, or $1.8 million, to $57.8 million during the nine-month period ended September 30, 2012, from $56.0 million during the nine-month period ended September 30, 2011. The increase is partly attributable to increased interest expense and commitment fees charged to us mainly in relation to new credit facilities we entered into with regards to our new-building program partly offset by the capitalized interest in relation with our newbuilding program.

Gain (Loss) on Derivative Instruments

The fair value of our 28 interest rate derivative instruments which were outstanding as of September 30, 2012, equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2012, the fair value of these 28 interest rate derivative instruments in aggregate amounted to a liability of $192.8 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at September 30, 2012, qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Comprehensive loss”.  For the nine-month period ended September 30, 2012, a loss of $20.5 million has been included in “Comprehensive loss” and a loss of $1.6 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the nine-month period ended September 30, 2012.

Cash Flows

Nine-month periods ended September 30, 2012 and 2011

Condensed cash flows	Nine-month period ended September 30,
(Expressed in millions of U.S. dollars)	2011	2012
Net Cash Provided by Operating Activities	$ 134.4	$ 123.4
Net Cash Used in Investing Activities	$ (256.6)	$ (162.0)
Net Cash Provided by Financing Activities	$ 33.1	$ 157.7

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the nine-month period ended September 30, 2012 decreased by $11.0 million to $123.4 million, compared to $134.4 million for the nine-month period ended September 30, 2011.  The decrease was primarily attributable to (a) the decreased cash from operations of $8.5 million deriving from escalating charter rates, (b) the increased dry-docking payments of $1.9 million and (c) increased payments for interest (including swap payments) of $3.1 million; partly offset by favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $4.2 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $162.0 million in the nine-month period ended September 30, 2012, which consisted of (a) $109.0 million advance payments for the construction and purchase of seven newbuild vessels, (b) $73.7 million in payments for the acquisition of five secondhand vessels and (c) $20.8 million we received from the sale of four vessels.

Net cash used in investing activities was $256.6 million in the nine-month period ended September 30, 2011, which consists of (a) $147.3 million advance payments and other capitalized costs for the construction and purchase of ten newbuild vessels, (b) $130.2 million in payments for the acquisition of nine second-hand vessels, (c) $6.0 million in advance payment for the acquisition of one second hand vessel delivered to us in the fourth quarter of 2011, (d) $19.0 million we received for the sale of three vessels, (e) $6.1 million we received from the sale of governmental bonds and (f) $1.8 million in aggregate we received as advances for the sale of two vessels delivered to their new owners in the fourth quarter of 2011.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $157.7 million in the nine-month period ended September 30, 2012, which mainly consisted of (a) $129.3 million of indebtedness that we repaid, (b) $241.2 million we drew down from five of our credit facilities, (c) $52.9 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2011, the first quarter of the year 2012 and the second quarter of the year 2012 and (d) $100.6 million net proceeds we received from our follow-on offering in March 2012, net of underwriting discounts and expenses incurred in the offering.

Net cash provided by financing activities was $33.1 million in the nine-month period ended September 30, 2011, which mainly consists of (a) $83.9 million of indebtedness that we repaid, (b) $169.0 million we drew down from four of our credit facilities and (c) $45.2 million, in aggregate, we paid for dividends to our stockholders for the fourth quarter of the year 2010, the first quarter of the year 2011 and the second quarter of the year 2011.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of September 30, 2012, we had a total cash liquidity of $264.5 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of October 22, 2012, the following vessels were free of debt.

Unencumbered Vessels in the water

(refer to fleet list in page 17 for full charter details)

Vessel Name	Year Built	TEU Capacity
NAVARINO	2010	8,531
AKRITAS	1987	3,152
MSC CHALLENGER	1986	2,633
MESSINI	1997	2,458

Capital commitments

As of October 22, 2012, we had outstanding commitments relating to our contracted newbuilds aggregating $686.7 million payable in installments until the vessels are delivered.

Conference Call details:

On Wednesday, October 24, 2012 at 8:30 a.m., EDT, Costamare’s management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote “Costamare”.

A replay of the conference call will be available until October 31, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 25306424#.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 37 years of history in the international shipping industry and a fleet of 57 containerships, with a total capacity of approximately 329,000 TEU, including 10 newbuild containerships on order. Costamare Inc.’s common shares trade on the New York Stock Exchange under the symbol “CMRE”.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com

Fleet List

The tables below provide additional information, as of October 22, 2012, about our fleet of 57 containerships, including 10 newbuilds on order. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	NAVARINO	Evergreen	2010	8,531	1.5 years	30,950	September 2013	30,950
7	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
8	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
9	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
10	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
11	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375(3)	March 2018	27,325
12	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	38,179(4)	May 2018	29,789
13	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375(5)	June 2018	27,484
14	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375(6)	August 2018	25,852
15	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375(7)	October 2018	27,620
16	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,490(8)	November 2019	31,759
17	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461(9)	February 2020	32,011
18	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418(10)	April 2020	32,094
19	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
20	ZIM NEW YORK	ZIM	2002	4,992	13 years	23,150	July 2015(11)	23,150
21	ZIM SHANGHAI	ZIM	2002	4,992	13 years	23,150	August 2015(11)	23,150
22	ZIM PIRAEUS(ii)	ZIM	2004	4,992	10 years	18,274(12)	March 2014	31,532
23	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	September 2016	30,500
24	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	October 2016	30,500
25	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	July 2016	30,500
26	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000	August 2017	20,000
27	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
28	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500	March 2017	16,500
29	MSC ANTWERP	MSC	1993	3,883	4.3 years	17,500	August 2013	17,500
30	MSC WASHINGTON	MSC	1984	3,876	3.2 years	17,250	February 2013	17,250
31	MSC KYOTO	MSC	1981	3,876	3.1 years	17,250	June 2013	17,250
32	KORONI	Evergreen	1998	3,842	2 years	15,200(13)	April 2014	11,332
33	KYPARISSIA	Evergreen	1998	3,842	2 years	15,200(14)	May 2014	11,292
34	MSC AUSTRIA	MSC	1984	3,584	9.5 years	17,250(15)	September 2018	13,518
35	KARMEN	Sea Consortium	1991	3,351	1.5 years	7,000	January 2013	7,000
36	MARINA	Evergreen	1992	3,351	1.1 years	15,200(16)	April 2013	8,767
37	KONSTANTINA	Evergreen	1992	3,351	1.0 years	7,550(17)	September 2013	7,550
38	AKRITAS	Hapag Lloyd	1987	3,152	4 years	12,500	August 2014	12,500
39	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000	July 2015	10,000
40	MESSINI	Evergreen	1997	2,458	1.5 years	8,100	February 2014	8,100
41	MSC REUNION	MSC	1992	2,024	6 years	11,500	June 2014	11,500
42	MSC NAMIBIA II	MSC	1991	2,023	6.8 years	11,500	July 2014	11,500
43	MSC SIERRA II	MSC	1991	2,023	5.7 years	11,500	June 2014	11,500
44	MSC PYLOS	MSC	1991	2,020	3 years	11,500	January 2014	11,500
45	PROSPER	Sinokor	1996	1,504	0.1 years	5,750(18)	November 2012	5,750
46	ZAGORA	MSC	1995	1,162	1.7 years	5,500	April 2013	5,500
47	STADT LUEBECK	CMA CGM	2001	1.078	0.7 years	5,800(19)	April 2013	6,198

Newbuilds

Vessel Name		Shipyard	Charterer	Expected Delivery (based on latest shipyard schedule)	Approximate Capacity (TEU)
1	Hull S4010	Sungdong Shipbuilding	MSC	February 2013	9,000
2	Hull S4011	Sungdong Shipbuilding	MSC	February 2013	9,000
3	Hull S4020	Sungdong Shipbuilding	Evergreen	May 2013	8,800
4	Hull S4021	Sungdong Shipbuilding	Evergreen	May 2013	8,800
5	Hull S4022	Sungdong Shipbuilding	Evergreen	July 2013	8,800
6	Hull S4023	Sungdong Shipbuilding	Evergreen	July 2013	8,800
7	Hull S4024	Sungdong Shipbuilding	Evergreen	August 2013	8,800
8	H1068A	Jiangnan Changxing	MSC	December 2013	9,000
9	H1069A	Jiangnan Changxing	MSC	December 2013	9,000
10	H1070A	Jiangnan Changxing	MSC	February 2014	9,000

(1)

Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between October  22, 2012 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)

This charter rate changes on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(4)

This charter rate changes on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(5)

This charter rate changes on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(6)

This charter rate changes on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(7)

This charter rate changes on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(8)

This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(9)

This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(10)

This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(11)

Charterers shall have the option to terminate the charter by giving six months’ notice, in which case they will have to make a one-time payment which shall be the $6.9 million reduced proportionately by the amount of time by which the original 3-year extension period is shortened.

(12)

This charter rate changes on January 1, 2013 to $22,150 per day until the earliest redelivery date. In addition, the charterer is required to pay approximately $5.0 million no later than July 2016, representing accrued charter hire, the payment of which was deferred.

(13)

The charter rate will change on November 2012 to $10,500 per day and will escalate to $11,500 per day, starting from May 2013 until the earliest redelivery date.

(14)

The charter rate will change on November 2012 to $10,500 per day and will escalate to $11,500 per day, starting from June 2013 until the earliest redelivery date.

(15)

As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(16)

This charter rate changes in November 2012 to $8,000 per day until the earliest redelivery date.

(17)

The vessel is expected to be delivered to her charterers by October 29, 2012.

(18)

The vessel is expected to be delivered to her charterers by October 24, 2012.

(19)

This charter rate changes on October 23, 2012 to $6,200 per day until the earliest redelivery date. The charterer has a unilateral option to extend the charter for an additional six months after the initial period at a daily rate of $8,500.

(i)

The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.

(ii)

The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

COSTAMARE INC.

Consolidated Statements of Income

	Nine-months ended September 30,		Three-months ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2011	2012	2011	2012
	(Unaudited)

REVENUES:
Voyage revenue	$280,165	$290,962	$99,886	$94,886

EXPENSES:
Voyage expenses	(3,320)	(3,990)	(799)	(1,707)
Voyage expenses – related parties	(2,110)	(2,161)	(753)	(709)
Vessels’ operating expenses	(83,312)	(84,700)	(27,579)	(28,335)
General and administrative expenses	(3,567)	(3,086)	(1,102)	(987)
Management fees - related parties	(11,275)	(11,418)	(3,792)	(3,845)
Amortization of dry-docking and special survey costs	(6,139)	(6,017)	(2,096)	(2,081)
Depreciation	(58,092)	(60,182)	(20,079)	(20,301)
Gain/ (Loss) on sale of vessels	10,771	(4,296)	-	(5,599)
Foreign exchange gains (losses)	(4)	167	(77)	(25)
Operating income	$123,117	$115,279	$43,609	$31,297

OTHER INCOME (EXPENSES):
Interest income	$354	$1,173	$45	$457
Interest and finance costs	(55,953)	(57,840)	(19,847)	(19,603)
Other	572	(93)	95	8
Gain/ (Loss) on derivative instruments	(6,580)	(321)	(6,511)	358
Total other income (expenses)	$(61,607)	$(57,081)	$(26,218)	$(18,780)
Net Income	$61,510	$58,198	$17,391	$12,517

Earnings per common share, basic and diluted	$1.02	$0.89	$0.29	$0.18
Weighted average number of shares, basic and diluted	60,300,000	65,582,847	60,300,000	67,800,000

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of September 30,
(Expressed in thousands of U.S. dollars)	2011	2012
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$97,996	$217,131
Restricted cash	7,371	5,454
Receivables	2,150	2,816
Inventories	9,335	11,080
Due from related parties	3,585	3,354
Fair value of derivatives	-	258
Insurance claims receivable	3,076	2,923
Accrued charter revenue	13,428	5,041
Prepayments and other	1,910	2,528
Total current assets	$138,851	$250,585
FIXED ASSETS, NET:
Advances for vessels acquisitions	$148,373	$257,421
Vessels, net	1,618,887	1,606,489
Total fixed assets, net	$1,767,260	$1,863,910
NON-CURRENT ASSETS:
Deferred charges, net	$32,641	$33,605
Restricted cash	38,707	41,902
Accrued charter revenue	5,086	14,405
Total assets	$1,982,545	$2,204,407
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$153,176	$158,520
Accounts payable	4,057	5,457
Accrued liabilities	13,455	12,979
Unearned revenue	6,901	8,557
Fair value of derivatives	46,481	54,725
Other current liabilities	2,519	2,406
Total current liabilities	$226,589	$242,644
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,290,244	$1,396,733
Fair value of derivatives, net of current portion	125,194	138,040
Unearned revenue, net of current portion	10,532	13,942
Total non-current liabilities	$1,425,970	$1,548,715
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock	$6	$7
Additional paid-in capital	519,971	620,554
Accumulated deficit	(48,854)	(43,549)
Accumulated other comprehensive loss	(141,137)	(163,964)

Total stockholders’ equity	$329,986	$413,048
Total liabilities and stockholders’ equity	$1,982,545	$2,204,407